Exhibit 99.54

GREENBROOK TMS ANNOUNCES PRELIMINARY FIRST QUARTER 2020 RESULTS AND

PROVIDES A BUSINESS UPDATE

(Note: All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted.)

April 30, 2020 - Toronto, ON - Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) today announced certain preliminary unaudited financial results for the quarter ended March 31, 2020 (“Q1 2020”) and also provided an update regarding the impact of the COVID-19 pandemic on its business, as well as actions taken in response to this unprecedented operating environment.

As previously announced, Greenbrook’s TMS Centers have been deemed “essential businesses” and are permitted to continue to operate following the implementation of temporary exceptional measures by various local and state governments in the United States to minimize the spread of COVID-19.

All active Greenbook TMS Centers remain open to both current and new patients.

Preliminary Q1 2020 Results

Greenbrook’s Q1 2020 revenue is expected to be in the range of $11.3 million to $11.5 million (representing growth of approximately 70% as compared to revenue of $6.6 million in the first quarter of fiscal 2019 (“Q1 2019”)), and Q1 2020 Adjusted EBITDA loss is expected to be in the range of $1.6 million to $1.8 million (as compared to $0.8 million in Q1 2019).

Paycheck Protection Program Loan

Greenbrook ended Q1 2020 with approximately $3.2 million in cash on hand. On April 21, 2020, Greenbrook entered into a promissory note with U.S. Bank National Association (the “Lender”), evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Interest payments are deferred for the first six months under the Loan, and the Loan will be forgiven in its entirety provided that the proceeds from the Loan are used by Greenbrook to cover payroll costs, rent and utilities during the eight-week period following the Loan origination date.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, Greenbrook is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

Business Update

All of the active Greenbrook TMS Centers remain open to both current and new patients and are expected to continue to remain open as essential businesses. The Company is experiencing a decline in treatments and new patient starts as result of the governmental restrictions imposed in response to COVID-19. As a result, the Company expects that its revenues in the quarter ending March 31, 2020 (“Q2 2020”) will decrease by between 20% and 25% as compared to Q1 2020. Based on this decline, Greenbrook expects Q2 2020 revenue growth to be approximately 10% on a year over year basis.

As a result of this anticipated decline in revenue, Greenbrook has taken the following measures:

•	Approximately 20-25% of the Company’s employees will be furloughed as of May 1, 2020. During the period of furlough, Greenbrook will pay 100% of employer and employee medical premiums, through May 31, 2020.

•	A Company-wide hiring freeze has been implemented.

•	The Company’s executive management team has each agreed to a 10% salary deferral.

•	Budgeted discretionary expenses are expected to be reduced by approximately $2 million for the year ending December 31, 2020.

Greenbrook also continues to evaluate all available financing strategies.

Commentary from CEO, Bill Leonard

“As we navigate through this period, we are taking all possible steps to safeguard the health and well-being of our patients, employees and physician partners, while our entire team works tirelessly to continue to deliver the highest quality of care at all of our TMS Centers”, commented President and Chief Executive Officer, Bill Leonard.

“I am incredibly proud of our team during this challenging period, as all of our active TMS Centers have remained open and fully operational during the pandemic. We have continued to deliver TMS therapy to more than 600 patients per day across our TMS Center network despite all of the challenges created by COVID-19. As evident in our preliminary Q1 2020 results, we experienced limited effects of the pandemic in March, with the impact becoming more significant in April as more government-mandated shutdowns and stay-at-home orders have gone into place. As a result of the expected drop in revenue, we are working to align our operating costs as best as we can while continuing to deliver the highest quality of care to our patients.”

Mr. Leonard added: “While we have certainly experienced some of the negative impacts from COVID-19, we do see these challenging operating conditions as temporary, as we are starting to see a positive change in sentiment. We are seeing an increase in patient inquiries, along with a growing number of our current and new patients coming to our TMS Centers to receive treatment. We have continued to expand our ability to interact with patients and potential patients virtually and have seen increasing usage of these platforms by both patients and more significantly by physicians to manage and refer patients.”

Mr. Leonard continued: “In conversations with our partner physicians, staff, and even friends and family, it is evident that an important impact of the pandemic is the significant worsening of what is already a staggering unmet need for mental health treatment. With access to TMS therapy now more essential than ever, Greenbrook will continue to serve our patients across the U.S. both during this global crisis and beyond.”

As previously announced, Greenbrook will hold a conference call to discuss its Q1 2019 operational and financial results at 10:00 a.m. (Eastern Time) on Wednesday, May 13, 2020. The call, consisting of a presentation by the Company followed by a question period, may be accessed at 1 (866) 521-4909 (Canada or U.S.) or 1 (647) 427-2311 (International). A replay of the call will be available from shortly after the termination of the call until 11:59 p.m. (Eastern Time) on Friday, June 12, 2020. The replay may be accessed at 1 (800) 585-8367 (Canada or U.S.) or 1 (416) 621-4642 (International).

About Greenbrook TMS Inc.

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to the Company’s results determined in accordance with IFRS, the Company uses non-IFRS measures, including “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s management’s discussion and analysis of financial condition and results of operations for a further discussion of these non-IFRS financial measures and for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867